PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED NOVEMBER 19, 1998)

                                  $300,000,000

                         SEARS ROEBUCK ACCEPTANCE CORP.
                        6.50% NOTES DUE DECEMBER 1, 2028
                            ------------------------

       Sears Roebuck Acceptance Corp. ("SRAC") will pay interest on the Notes semiannually on June 1 and December 1 of each year, commencing on June 1, 1999. SRAC may redeem all or any portion of the Notes at any time at the greater of:

       - 100% of the principal amount of the portion of the Notes that SRAC redeems, plus accrued interest; and

       - the sum of the present values of the remaining scheduled payments of principal of and interest on that portion of the Notes that SRAC redeems, discounted to the date that SRAC redeems that portion of the Notes, determined as described in "The Notes--Optional Redemption," plus accrued interest.

SRAC must give you at least 30, but not more than 60, days' notice that it will redeem any portion of your Notes.
                            ------------------------

                                                        PER NOTE            TOTAL
                                                        --------         ------------
       Public Offering Price(1).....................    97.024%          $291,072,000
       Underwriting Discount........................      .875%          $  2,625,000
       Proceeds, before expenses, to SRAC...........    96.149%          $288,447,000

       (1) Purchasers will also be required to pay accrued interest from November 24, 1998, if settlement occurs after that date.

       These securities have not been approved by the Securities and Exchange Commission or any State Securities Commission, nor have these organizations determined if this prospectus supplement or the prospectus is accurate and complete. Any representation to the contrary is a criminal offense.

       SRAC and the Underwriters expect to deliver the Notes in book-entry form only through the facilities of The Depository Trust Company on or about November 24, 1998.

                            ------------------------

MERRILL LYNCH & CO.
          BEAR, STEARNS & CO. INC.
                    CHASE SECURITIES INC.
                              GOLDMAN, SACHS & CO.
                                       J.P. MORGAN & CO.
                                              MORGAN STANLEY DEAN WITTER
                            ------------------------
          The date of this prospectus supplement is November 19, 1998.

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                                              PAGE
                                                              ----
Interim Financial Information...............................  S-3
Financial Changes...........................................  S-3
The Notes...................................................  S-4
  Optional Redemption.......................................  S-4
Book-Entry Registration.....................................  S-5
  The Depository Trust Company..............................  S-6
  Book-Entry Format.........................................  S-6
  Certificated Notes........................................  S-6
Underwriting................................................  S-7
  Conditions................................................  S-7
  Terms.....................................................  S-7
  Stabilization.............................................  S-7
  Indemnification...........................................  S-7
  Expenses..................................................  S-7
  Other Information.........................................  S-7
Legal Opinions..............................................  S-8
PROSPECTUS
Available Information.......................................    3
Reports to Holders of Debt Securities.......................    3
Incorporation of Certain Documents by Reference.............    3
Sears Roebuck Acceptance Corp...............................    4
Use of Proceeds.............................................    4
Summary Financial Information...............................    5
Ratio of Earnings to Fixed Charges..........................    6
Description of Debt Securities..............................    6
  General Terms.............................................    6
  Certain Restrictions......................................    8
  Defaults..................................................    8
  Modifications or Amendment of the Indenture...............    9
  Defeasance................................................    9
     Termination of Certain Obligations.....................    9
     Discharge of the Indenture.............................   11
  Regarding the Trustee.....................................   11
Plan of Distribution........................................   11
Legal Opinion...............................................   12
Experts.....................................................   12

                         INTERIM FINANCIAL INFORMATION

     The following table contains summary financial information regarding SRAC for the 39-week periods ended October 3, 1998, and September 27, 1997. The summary information has not been audited, but, in the opinion of SRAC's management, this information includes all the adjustments (consisting only of normal recurring accruals) that are necessary to fairly present the operating results and financial position of SRAC. The data for the 39-week period ended October 3, 1998, is not necessarily indicative of the expected year-end data. You should read this summary information in conjunction with SRAC's financial statements that are incorporated by reference in the prospectus.

                                                                       39 WEEKS ENDED
                                                                         (UNAUDITED)
                                                            -------------------------------------
                                                            OCTOBER 3, 1998    SEPTEMBER 27, 1997
                                                            ---------------    ------------------
                                                                    (DOLLARS IN MILLIONS)
Operating Results
Total revenues............................................      $   914             $   667
Interest expenses and amortization of debt
  discount/premium........................................          725                 532
Total expenses............................................          728                 533
Income taxes..............................................           65                  47
Net income................................................          121                  87

Financial Position
Assets
  Notes of Sears..........................................      $18,592             $14,162
  Receivable balances purchased from Sears................           94                  85
  Total assets............................................       18,756              14,384
Liabilities
  Commercial paper........................................        5,129               4,031
  Intermediate-term loans.................................           --                 300
  Medium-term notes.......................................        6,385               5,358
  Discrete underwritten debt..............................        4,542               2,550
  Total liabilities.......................................       16,273              12,410
Stockholder's Equity
  Capital stock (including capital in excess of par
     value)...............................................          935                 585
  Retained income.........................................        1,548               1,389
  Total stockholder's equity..............................        2,483               1,974
Other Pertinent Data
Contractual credit facilities (period end)................        5,250               5,040

                               FINANCIAL CHANGES

     This discussion compares SRAC's financial results for the 39-week period ended October 3, 1998 (the "current period") with its results for the 39-week period ended September 27, 1997 (the "prior period").

     SRAC generated revenues of $914 million during the current period. This is an increase of 37% from the $667 million in revenues it generated during the prior period. SRAC attributes the increase in revenue to a $4.5 billion increase in SRAC's average earning assets in the current period over the prior period. Average earning assets increased in response to Sears funding requirements.

     SRAC incurred $725 million in interest and related expenses during the current period. This is an increase of 36% from the $532 million it incurred during the prior period. SRAC attributes most of this increase in interest and related expenses to increases in its average long-term debt. SRAC's average long-term debt of $10.5 billion in the current period reflects an increase of 38% over its average long-term debt of $7.6 billion in the prior period. SRAC's average short-term borrowings also increased in the current period to $4.3 billion from $3.7 billion during the prior period. During the current period, SRAC's cost of short-term funds averaged 5.61%, while it averaged 5.53% during the prior period.

     SRAC's net income of $121 million for the current period is a 39% increase over its net income of $87 million for the prior period. SRAC's ratio of earnings to fixed charges for the current period was 1.26 compared to 1.25 for the prior period.

                                   THE NOTES

     The following description supplements the "Description of Debt Securities" in the prospectus.

     SRAC will issue the Notes under the indenture dated as of May 15, 1995, between SRAC and The Chase Manhattan Bank. SRAC has filed a copy of the indenture with the Securities and Exchange Commission; the indenture is incorporated into this prospectus supplement and the prospectus by reference.

     The Notes will mature on December 1, 2028, and will constitute a single series of debt securities under the indenture. SRAC will issue the Notes in fully registered book-entry form only, without coupons, in denominations of $1,000 and integral multiples of $1,000. Each Note will bear interest at the rate of 6.50% per year. SRAC will pay the interest semiannually on June 1 and December 1 of each year, commencing June 1, 1999, to the registered holder of the Note at the close of business on the date fifteen days before the interest payment date. As long as the Notes are held through the facilities of DTC, solely in book-entry form, the only registered holder of the Notes will be DTC's nominee, Cede & Co.

     If an interest payment date or the maturity date of the Notes is not a business day, SRAC will pay interest or principal on the next business day. However, interest on the payment will not accrue for the period from the original interest payment date (or maturity date) to the date SRAC makes the payment. SRAC will calculate the interest based on a 360-day year of twelve 30-day months.

     SRAC will pay interest on the Notes to DTC by wire transfer on the interest payment dates. SRAC will pay the principal of the Notes to DTC by wire transfer if DTC presents and surrenders the Notes on or before the redemption or maturity date of the Notes. If you hold Notes in fully certificated form, SRAC will pay the interest and principal on your Notes to you by check unless you have given proper wire transfer instructions to the trustee.

OPTIONAL REDEMPTION

     SRAC may redeem the Notes at any time, in whole or in part, by paying you the greater of:

     - 100% of the principal amount of the portion of your Notes that SRAC redeems, plus any interest that has accrued, but that SRAC has not previously paid to you, up to the date that SRAC redeems that portion of your Notes; and

     - the sum of the present values of the remaining scheduled payments of principal of and interest on the portion of your Notes that SRAC redeems (excluding the portion of any payment of interest that has accrued as of the date SRAC redeems that portion of your Notes), plus any interest that has accrued, but that SRAC has not previously paid to you, up to the date that SRAC redeems that portion of your Notes. SRAC will appoint a Reference Treasury Dealer to determine the present values. The Reference Treasury Dealer will determine the present values by discounting each of the remaining scheduled payments. Each of the remaining scheduled payments will be discounted on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate (as defined below) from the date the payment is scheduled to be made to the date SRAC redeems that portion of your Notes.

     SRAC must give you at least 30, but not more than 60, days' notice that it will redeem any portion of your Notes. Interest will not accrue on that portion of your Notes that SRAC calls for redemption unless SRAC fails to pay the redemption price on or after the redemption date.

     "Adjusted Treasury Rate" means, for any redemption date, the rate per year equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, assuming that the price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) was equal to the Comparable Treasury Price for that redemption date, plus 0.25%.

     "Comparable Treasury Issue" means the United States Treasury security selected by a Reference Treasury Dealer appointed by SRAC:

     - that has a maturity comparable to the remaining term of the Notes to be redeemed, and

     - that would be used, at the time of selection and in accordance with customary financial practice, to price new issues of corporate debt securities of comparable maturity to the remaining term of those Notes.

     "Comparable Treasury Price" means, for any redemption date:

     - the average of the Reference Treasury Dealer Quotations for that redemption date, after excluding the highest and lowest of those quotations (if any), or

     - if the trustee obtains fewer than three Reference Treasury Dealer Quotations, the average of all the quotations.

     "Reference Treasury Dealer" means each of Bear, Stearns & Co. Inc., Chase Securities Inc., Goldman, Sachs & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated, J. P. Morgan Securities Inc., Morgan Stanley & Co. Incorporated, and their respective successors; provided, however, that if any of them ceases to be a primary U.S. Government securities dealer in New York City, SRAC may replace that entity with another primary U.S. Government securities dealer in New York City.

     "Reference Treasury Dealer Quotation" means, for each of at least four Reference Treasury Dealers selected by SRAC and any redemption date, the average of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the trustee by that Reference Treasury Dealer at 5:00 p.m. (New York City time) on the third business day before that redemption date. The trustee will determine this average.

                            BOOK-ENTRY REGISTRATION

     SRAC has obtained the information in this section concerning The Depository Trust Company ("DTC") and DTC's book-entry system from sources that it believes to be reliable, but SRAC takes no responsibility for the accuracy of this information.

     SRAC will initially issue the Notes in registered form only, without coupons, as book-entry Notes represented by one or more global Notes registered in the name Cede & Co., as the nominee for DTC. Unless and until SRAC issues Notes in fully certificated form under the limited circumstances described in "Book-Entry Registration--Certificated Notes":

     - you will not be entitled to receive a certificate representing your interest in the Notes;

     - all references in this prospectus supplement or in the prospectus to actions by holders will refer to actions taken by DTC upon instructions from its Direct Participants (as defined below); and

     - all references in this prospectus supplement or the prospectus to payments to holders will refer to payments to DTC or Cede & Co., as the registered holder of the Notes, for distribution to you in accordance with DTC procedures.

THE DEPOSITORY TRUST COMPANY

     DTC is:

     - a limited-purpose trust company organized under the New York Banking Law;

     - a "banking organization" under the New York Banking Law;

     - a member of the Federal Reserve System;

     - a "clearing corporation" under the New York Uniform Commercial Code; and

     - a "clearing agency" registered under the provision of Section 17A of the Securities Exchange Act of 1934.

     DTC holds securities that its Direct Participants deposit with DTC. DTC also facilitates the settlement among Direct Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Direct Participants' accounts, thereby eliminating the need for physical movement of securities certificates. "Direct Participants" of DTC include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. "Indirect Participants," such as securities brokers and dealers, banks and trust companies, can also access the DTC system if they maintain a custodial relationship with a Direct Participant. If you are not a Direct Participant or an Indirect Participant and you wish to purchase, sell or otherwise transfer ownership of, or other interests in, Notes, you must do so through a Direct Participant or an Indirect Participant. DTC is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc., and the National Association of Securities Dealers, Inc. The Securities and Exchange Commission has on file a set of the rules applicable to DTC and its Direct Participants.

BOOK-ENTRY FORMAT

     Under the book-entry format, the trustee will pay interest or principal to Cede & Co., as nominee of DTC. DTC will forward the payment to the Direct Participants, who will then forward the payment to the Indirect Participants or to you as the beneficial owner. You may experience some delay in receiving your payments under this system.

     DTC is required to make book-entry transfers on behalf of its Direct Participants and is required to receive and transmit payments of principal, premium, if any, and interest on the Notes. Any Direct Participant or Indirect Participant with which you have an account is similarly required to make book-entry transfers and to receive and transmit payments with respect to the Notes on your behalf.

     The trustee will not recognize you as a holder under the indenture, and you can only exercise the rights of a holder indirectly through DTC and its Direct Participants. DTC has advised SRAC that it will only take action regarding a
Note if one or more of the Direct Participants to whom the Note is credited direct DTC to take such action. DTC can only act on behalf of its Direct Participants. Your ability to pledge Notes to non-Direct Participants, and to take other actions, may be limited because you will not possess a physical certificate that represents your Notes.

CERTIFICATED NOTES

     SRAC will re-issue Notes to you or your nominees, in fully certificated form, rather than to DTC or its nominees, only if:

     - SRAC advises the trustee in writing that DTC is no longer willing or able to discharge its responsibilities properly, and the trustee or SRAC is unable to locate a qualified successor, or

     - SRAC, at its option, elects to terminate the book-entry system through DTC.

     If either of the two above events occurs, DTC is required to notify all Direct Participants that Notes in fully certificated form are available through DTC. DTC will then surrender the global note representing the Notes along with instructions for re-registration. The trustee will re-issue the Notes in fully certificated form and will recognize the registered holders of the certificated Notes as holders under the indenture.

                                  UNDERWRITING

     Under the terms and subject to the conditions of the Underwriting Agreement dated September 18, 1997, and the Pricing Agreement dated the date hereof, SRAC has agreed to sell to each of the Underwriters named below, and each of the Underwriters has severally agreed to purchase from SRAC, the respective principal amounts of Notes set forth opposite its name in the table below:

                                                               PRINCIPAL
                                                               AMOUNT OF
                                                                 NOTES
                        UNDERWRITER                           ------------
Merrill Lynch, Pierce, Fenner & Smith
             Incorporated...................................  $150,000,000
Bear, Stearns & Co. Inc. ...................................    30,000,000
Chase Securities Inc. ......................................    30,000,000
Goldman, Sachs & Co. .......................................    30,000,000
J.P. Morgan Securities Inc. ................................    30,000,000
Morgan Stanley & Co. Incorporated...........................    30,000,000
                                                              ------------
Total.......................................................  $300,000,000
                                                              ============

     CONDITIONS. The Underwriting Agreement obligates the Underwriters to pay for and accept delivery of the Notes if their counsel approves certain legal matters and certain other conditions are satisfied. The Underwriters are committed to take and pay for all of the Notes if they take any of them.

     TERMS. The Underwriters have advised SRAC that they will offer part of the Notes directly to the public at the public offering price set forth on the cover page of this prospectus supplement and will offer part of the Notes to certain dealers at a price that represents a concession not in excess of .50% of the principal amount of Notes. The Underwriters may allow, and those dealers may reallow, a concession not in excess of .25% of the principal amount of Notes to other underwriters or to certain other dealers. The Underwriters may vary the price and other selling terms of the Notes from time to time after the initial offering of the Notes.

     STABILIZATION. In connection with the offering, the Underwriters are permitted to engage in certain transactions that stabilize the price of the Notes. These transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Notes. If the Underwriters create a short position in the Notes in connection with the offering, i.e., if they sell more than $300,000,000 of Notes, the Underwriters may reduce that short position by purchasing Notes in the open market. In general, purchases of a security to stabilize the price or to reduce a short position could cause the price of the security to be higher than it might be in the absence of those purchases.

     INDEMNIFICATION. SRAC has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the Underwriters may be required to make with respect to these liabilities.

     EXPENSES. SRAC estimates that its expenses in connection with the offering and sale of the Notes will be approximately $125,000.

     OTHER INFORMATION. In the ordinary course of their respective businesses, certain of the Underwriters and/or their affiliates engage from time to time in various general financing and banking transactions with SRAC and its affiliates. The Chase Manhattan Bank, the trustee, is an affiliate of Chase Securities Inc.

                                 LEGAL OPINIONS

     Nancy K. Bellis, an Assistant General Counsel of Sears, is passing upon the legality of the Notes for SRAC. Cleary, Gottlieb, Steen & Hamilton is passing upon the legality of the Notes for the Underwriters. Cleary, Gottlieb, Steen & Hamilton performs legal services for Sears from time to time.

                         SEARS ROEBUCK ACCEPTANCE CORP.

                                DEBT SECURITIES

                         ------------------------------

     Sears Roebuck Acceptance Corp. ("SRAC") may from time to time sell up to $6,992,200,000 aggregate initial offering price of its debt securities. These debt securities may consist of debentures, notes or other types of unsecured debt. The supplement accompanying this prospectus includes the specific terms of these debt securities.

                         ------------------------------

     These securities have not been approved by the Securities and Exchange Commission or any state securities commission nor have these organizations determined that this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

                         ------------------------------

                               November 19, 1998

     SRAC HAS NOT AUTHORIZED ANY DEALER, SALESMAN OR OTHER PERSON TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS AND THE ACCOMPANYING SUPPLEMENT TO THIS PROSPECTUS. YOU MUST NOT RELY UPON ANY INFORMATION OR REPRESENTATION NOT CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS OR THE ACCOMPANYING PROSPECTUS SUPPLEMENT AS IF SRAC HAD AUTHORIZED IT. THIS PROSPECTUS AND THE ACCOMPANYING SUPPLEMENT TO THIS PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH THEY RELATE, NOR DO THIS PROSPECTUS AND THE ACCOMPANYING SUPPLEMENT TO THIS PROSPECTUS CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SECURITIES IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION. THE INFORMATION CONTAINED IN THIS PROSPECTUS AND THE SUPPLEMENT TO THIS PROSPECTUS IS ACCURATE AS OF THE DATES ON THEIR COVERS. WHEN SRAC DELIVERS THIS PROSPECTUS OR A SUPPLEMENT OR MAKES A SALE PURSUANT TO THIS PROSPECTUS, SRAC IS NOT IMPLYING THAT THE INFORMATION IS CURRENT AS OF THE DATE OF THE DELIVERY OR SALE.

                         ------------------------------

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
Available Information.......................................    3
Reports to Holders of Debt Securities.......................    3
Incorporation of Certain Documents by Reference.............    3
Sears Roebuck Acceptance Corp...............................    4
Use of Proceeds.............................................    4
Summary Financial Information...............................    5
Ratio of Earnings to Fixed Charges..........................    6
Description of Debt Securities..............................    6
Plan of Distribution........................................   11
Legal Opinion...............................................   12
Experts.....................................................   12

                             AVAILABLE INFORMATION

     SRAC and Sears, Roebuck and Co. ("Sears"), SRAC's parent, are required to file reports and other information with the Securities and Exchange Commission (the "Commission"). Sears also files proxy statements with the Commission. You can inspect and copy these reports, proxy statements and other information at the public reference facilities of the Commission, in Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549; 7 World Trade Center, Suite 1300, New York, New York 10048; and Suite 1400, Citicorp Center, 500 W. Madison Street, Chicago, Illinois 60661-2511. You can also obtain copies of these materials from the public reference section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission also maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission (http://www.sec.gov). You can inspect reports and other information concerning SRAC and Sears at the office of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005. You can also inspect reports, proxy statements and other information concerning Sears at the offices of the Chicago Stock Exchange Incorporated, 440 South LaSalle Street, Chicago, Illinois 60605, and the Pacific Stock Exchange, Inc., 301 Pine Street, San Francisco, California 94104.

     SRAC and Sears have filed a registration statement and related exhibits with the Commission under the Securities Act of 1933, as amended (the "Securities Act"). The registration statement contains additional information about SRAC, Sears and the debt securities. You may inspect the registration statement and exhibits without charge at the office of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and you may obtain copies from the Commission at prescribed rates.

                     REPORTS TO HOLDERS OF DEBT SECURITIES

     SRAC will send its annual reports to the holders of its debt securities. These annual reports will include financial information that independent public accountants have audited and reported on, as well as other information about SRAC.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     SRAC and Sears incorporate and make part of this prospectus by reference the following documents, filed by SRAC and Sears with the Commission pursuant to
Section 13 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"):

     - the Annual Reports on Form 10-K for the year ended January 3, 1998, filed by SRAC and Sears;

     - the Quarterly Reports on Form 10-Q for the quarters ended April 4, 1998, July 4, 1998, and October 3, 1998 filed by SRAC and Sears;

     - the Current Reports on Form 8-K for January 22, February 18 and October 22, 1998, filed by Sears and for January 8, February 23, March 13 and October 16, 1998, filed by SRAC; and

     - all documents filed by SRAC or Sears with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and before SRAC stops offering the debt securities (other than those portions of such documents described in paragraphs (i), (k), and (l) of Item 402 of Regulation S-K promulgated by the Commission).

     To receive a free copy of any of the documents incorporated by reference in this prospectus (other than exhibits, unless they are specifically incorporated by reference in the documents), call or write Sears Roebuck Acceptance Corp., 3711 Kennett Pike, Greenville, Delaware 19807, Attention: Vice President, Finance (302/888-3100).

                         SEARS ROEBUCK ACCEPTANCE CORP.

     SRAC is a wholly owned subsidiary of Sears that was incorporated under the laws of Delaware in 1956. Its general offices are located at 3711 Kennett Pike, Greenville, Delaware 19807 (302/888-3100). It raises funds primarily by issuing commercial paper, medium-term notes and discrete underwritten debt and by borrowing under intermediate-term loan agreements. It uses the proceeds from its borrowings to acquire short-term notes of Sears and, on occasion, to purchase outstanding receivable balances from Sears. Sears, a multi-line retailer that conducts domestic and international merchandising and credit operations, uses the funds it obtains from SRAC for general funding purposes. SRAC, and not Sears, will be solely responsible for repaying the debt securities.

     SRAC generates income primarily from the earnings on its investment in the notes and receivable balances of Sears. Sears presently calculates the interest rate on its notes so that SRAC maintains an earnings to fixed charges ratio of at least 1.25. The yield on SRAC's investment in Sears notes is related to SRAC's borrowing costs. As a result, movements in interest rates and changes in Sears borrowing requirements cause SRAC's earnings to fluctuate. The indenture relating to SRAC's debt securities requires SRAC to maintain a ratio of earnings to fixed charges of not less than 1.10 for any fiscal quarter (determined in accordance with Item 503(d) of Regulation S-K promulgated by the Commission) and to cause Sears to maintain ownership of all of SRAC's voting stock as long as any of SRAC's debt securities are outstanding. Sears has agreed to pay SRAC the amounts that are necessary for SRAC to maintain an earnings to fixed charges ratio of at least 1.10 and has agreed to maintain ownership of all of SRAC's voting stock as long as any of SRAC's debt securities are outstanding. See "Description of Debt Securities--Certain Restrictions."

     As of November 1, 1998, SRAC had eight employees.

                                USE OF PROCEEDS

     SRAC will add the net proceeds it receives from the sale of its debt securities to its general funds and initially will use the proceeds to reduce its short-term debt. As indicated in this prospectus under the heading "Sears Roebuck Acceptance Corp.," SRAC's principal business is purchasing short-term notes of Sears. Additionally, SRAC occasionally purchases receivable balances from Sears domestic credit operations. SRAC expects to incur additional debt, but has not yet determined how much or the terms of this debt. SRAC will make these determinations from time to time based on economic conditions and certain capital requirements of Sears. SRAC anticipates that Sears and its subsidiaries will continue their practice of short-term borrowing and will occasionally incur additional long-term debt and engage in securitization programs in which Sears and its subsidiaries sell interests in pools of credit card receivables in public or private transactions. Sears also occasionally may issue equity securities.

                         SUMMARY FINANCIAL INFORMATION

     The following table sets forth certain summary financial information of SRAC for the last five fiscal years. You should read this summary information in conjunction with SRAC's financial statements and the notes to the financial statements that are incorporated by reference in this prospectus.

                                                    1997       1996       1995      1994      1993
                                                    ----       ----       ----      ----      ----
                                                                (DOLLARS IN MILLIONS)
Operating Results
Total revenues.................................    $   960    $   689    $  510    $  283    $  338
Interest and related expenses..................        763        546       405       219       236
Total expenses.................................        767        548       407       221       277
Income taxes...................................         68         49        36        22        21
Net income.....................................        125         92        67        40        40

Financial Position
Assets
  Notes of Sears...............................    $16,561    $11,609    $8,397    $6,843    $3,404
  Receivable balances purchased from Sears.....         89         76        81        82        88
  Total assets.................................     16,716     12,004     8,635     7,031     4,146
Liabilities
  Commercial paper.............................    $ 5,249    $ 3,324    $4,451    $4,913    $2,475
  Agreements with bank trust departments.......         --         82       137        87       140
  Intermediate-term loans......................         50        715       895       845        --
  Medium-term notes............................      6,033      4,834     1,384        --        --
  Discrete underwritten debt...................      3,099      1,298       499        --        --
  Loan agreements with Sears Overseas Finance,
     N.V. .....................................         --         --        --        --       380
  Total liabilities............................     14,554     10,317     7,390     5,854     3,008
Sears investment in SRAC
  Capital stock (including capital in excess of
     par value)................................    $   735    $   385    $   35    $   35    $   35
  Retained income..............................      1,427      1,302     1,210     1,143     1,103
Debt as percentage of equity...................        667%       608%      592%      496%      263%
Other Pertinent Data
Commercial paper
  Average daily outstandings...................    $ 3,952    $ 4,388    $4,963    $3,615    $3,812
Agreements with bank trust departments
  Average daily outstandings...................         55         98       154       124       402
Contractual credit facilities (year-end).......      5,540      5,000     5,720     5,132     4,200

                       RATIO OF EARNINGS TO FIXED CHARGES

     Sears presently calculates the interest rate on SRAC's investment in Sears notes to provide SRAC with earnings sufficient to cover its fixed charges at least 1.25 times. The ratios of earnings to fixed charges for SRAC and Sears for the years ended on the dates set forth in the following table were as follows:

                                  JANUARY 3,    DECEMBER 28,    DECEMBER 30,    DECEMBER 31,    DECEMBER 31,
                                     1998           1996            1995            1994            1993
                                  ----------    ------------    ------------    ------------    ------------
SRAC(1).......................       1.25           1.26            1.26            1.29            1.26
Sears(2)......................       2.34           2.40            2.15            2.06            1.66

     The ratios of earnings to fixed charges for SRAC and Sears for the 39 weeks ended October 3, 1998 were as follows:

                                 39 WEEKS ENDED
                                 OCTOBER 3, 1998
                                 ---------------
SRAC(1)......................         1.26
Sears(2).....................         1.80

---------------
(1) Calculated as follows:

    earnings = net income + fixed charges + income taxes

    ---------------------------------------------------------------------------
    fixed charges = interest costs + amortization of debt discount and expense

(2) Calculated as follows:

    earnings = income from continuing operations (excluding undistributed net income of uncon-
       solidated subsidiaries) + fixed charges (excluding capitalized interest) + income taxes
    ---------------------------------------------------------------------------
    fixed charges = interest costs + the portion of operating lease rentals
       which Sears estimates   represents the interest element in such rentals

                         DESCRIPTION OF DEBT SECURITIES

     This prospectus describes certain general terms and provisions of SRAC's unsecured debt securities. When SRAC offers to sell a particular series of debt securities, it will describe the specific terms of the series in a supplement to this prospectus. SRAC will also indicate in the supplement whether the general terms and provisions described in this prospectus apply to a particular series of debt securities.

     SRAC has entered into an indenture with The Chase Manhattan Bank, as trustee, and will issue its debt securities under that indenture or under another indenture into which it may enter with another eligible trustee. SRAC will identify the trustee and the particular indenture under which it is issuing its debt securities in the supplement to this prospectus.

     The following sections summarize certain provisions of SRAC's debt securities and indenture. This summary is qualified by and subject to the actual provisions of the indenture under which SRAC is issuing its debt securities. SRAC has filed the indenture with the Commission and is incorporating it by reference in this prospectus. Where this summary refers to particular provisions of the indenture, the provisions are incorporated by reference.

GENERAL TERMS

     The debt securities will be unsecured obligations of SRAC.

     SRAC can issue an unlimited amount of debt securities under the indenture, and can issue them from time to time in one or more series.

     If any of the following terms apply to a particular series of debt securities that SRAC offers to sell, the supplement to this prospectus will describe the applicable terms:

     - the title

     - any limit on the aggregate principal amount

     - the maturity date or dates

     - the issue price

     - the interest rate or rates (which may be fixed or variable)

     - the date from which interest will accrue

     - the interest payment dates (including the first interest payment date)

     - the record dates for the interest payment dates

     - any optional or mandatory redemption, conversion and exchange provisions and whether you have or SRAC has the right to use these provisions

     - any subordination provisions

     - any sinking fund provisions

     - the amount payable upon acceleration of the maturity date, if the amount is not the principal amount of the debt securities

     - the terms of any warrants attached to the debt securities

     - the currencies that you may use to purchase the debt securities and that SRAC may use to pay principal, any premium and interest

     - any index SRAC will use to determine the amount of principal, premium and interest payments

     - whether SRAC will issue the debt securities as one or more global securities to be held for investors by a depository and, if so, the name of the depository

     - the places where the principal, any premium and interest will be payable, if those places are not set forth in the indenture

     - any other terms that are consistent with the indenture that may modify or delete any provision of the indenture to the extent the provision applies to such series

     SRAC will pay principal, any premium and any interest at the office of the paying agent it maintains for such purposes in the Borough of Manhattan of The City of New York. You may transfer debt securities (other than debt securities represented by global securities) at the same office. SRAC may also designate other locations for payments and transfers in the city in which its principal executive offices are located or the city in which the principal corporate trust office of the trustee is located. Unless SRAC specifies otherwise in the supplement to this prospectus, the locations for payment and transfer initially will include the principal corporate trust office of the trustee in the Borough of Manhattan of The City of New York and SRAC's principal executive offices in Greenville, Delaware.

     SRAC will pay interest on its debt securities by checks mailed to you at your registered address, unless you make other arrangements or the debt securities are represented by a global security. (Sections 2.5, 3.1, 3.2) If the debt securities are represented by global securities, SRAC will provide information about payment of principal, any premium and interest and about transfers of beneficial interests in the global securities in the supplement to this prospectus.

     If SRAC has indicated in the supplement to this prospectus that it will pay principal, any premium and interest in a currency other than U.S. dollars and that currency is unavailable for payment due to circumstances beyond SRAC's control, SRAC will pay the principal, any premium and interest in U.S. dollars. The exchange rate will be the most recent noon buying rate in New York City for cable transfers in the unavailable currency, as certified for customs purposes by the Federal Reserve Bank of New York. However, if the unavailable currency is the European Currency Unit, the exchange rate will be the most recent rate determined by the Council of European Communities. (Section 2.12)

     SRAC will issue its debt securities only in fully registered form, without coupons, in denominations of $1,000 or an integral multiple of $1,000, unless SRAC indicates otherwise in the supplement to this prospectus. (Section 2.2)

     You will not have to pay a service charge to register a transfer or exchange of debt securities. However, SRAC may require you to pay an amount sufficient to cover any tax or other governmental charge in connection with the transfer or exchange. (Section 2.5)

     SRAC may issue debt securities at a discounted price with provisions that permit it to pay less than the principal amount if the holders of the debt securities accelerate the maturity date as a result of a continuing default. If SRAC chooses to issue these discounted debt securities, it will describe the federal income tax consequences and other special considerations in the supplement to this prospectus.

CERTAIN RESTRICTIONS

     The indenture provides that SRAC will maintain a ratio of earnings to fixed charges in every fiscal quarter of at least 1.10 and that it will cause Sears to maintain ownership of all of SRAC's voting stock. SRAC determines its ratio of earnings to fixed charges in accordance with Item 503(d) of Regulation S-K promulgated by the Commission, as in effect on the date of the indenture. SRAC has letter agreements with Sears pursuant to which Sears has agreed, for the benefit of the holders of SRAC's debt securities, that

     - Sears will pay SRAC amounts which, when added to SRAC's other earnings, will be sufficient for SRAC to maintain the fixed charge coverage ratio required by the indenture and

     - Sears will maintain ownership of SRAC's voting stock as long as SRAC is required to cause Sears to do so.

     The indenture provides that SRAC will cause Sears to observe and perform in all material respects all covenants or agreements of Sears contained in the letter agreements and will not amend, waive, terminate or otherwise modify any provision of the letter agreements. (Section 3.6)

DEFAULTS

     If any of the following occur in connection with any series of SRAC's debt securities, SRAC will be in default under those debt securities:

     - if SRAC fails to pay the principal amount and any premium on the series when due and payable;

     - if SRAC fails for 30 days after any interest payment date to pay any interest that has become due (unless it deposits the entire amount due with the trustee or with a paying agent within 30 days after the due date);

     - if SRAC fails to perform any of its other covenants under the indenture that apply to that series of debt securities and does not cure that failure for 60 days after it receives written notice that it has failed to perform from holders of a majority of the principal amount of the particular series of debt securities or the trustee;

     - if SRAC's creditors or creditors of Sears, including holders of SRAC's debt securities from a different series, accelerate the maturity date of $100,000,000 or more in principal amount of SRAC debt or Sears debt, and those creditors do not rescind or annul the acceleration within 30 days after SRAC receives written notice from holders of a majority of the principal amount of the particular series of debt securities or the trustee, unless the maturity date was accelerated as a result of compliance with applicable laws, court orders or governmental decrees;

     - if SRAC takes certain actions in connection with a bankruptcy, insolvency or reorganization; or

     - if SRAC does or fails to do something that the supplement to this prospectus identifies as an event of default.

     Unless the supplement to this prospectus specifies otherwise, if SRAC defaults on a particular series of debt securities and the default is continuing, the holders of a majority of the principal amount of the outstanding debt securities of that series may accelerate the maturity date of those debt securities. To accelerate the maturity date, those holders must declare that the principal amount of the debt securities of that series is immediately due and payable. In certain circumstances, holders of a majority of the principal amount of outstanding debt securities of the series may annul the acceleration of the maturity date. (Section 6.1)

     Before instituting a proceeding to enforce the indenture or to obtain a remedy provided for by the indenture:

     - holders of debt securities must notify the trustee of a default in writing;

     - holders of a majority of the principal amount of outstanding debt securities of the particular series must request in writing that the trustee institute the proceeding;

     - holders of a majority of the principal amount of outstanding debt securities of the particular series must offer reasonable indemnity to the trustee if the trustee institutes the proceeding; and

     - the trustee must neglect or refuse to institute the proceeding within a reasonable time.

     These requirements do not prevent a holder from enforcing the payment of principal and interest on the debt securities held by such holder, on or after the principal or interest due dates. (Section 6.7)

MODIFICATION OR AMENDMENT OF THE INDENTURE

     SRAC may amend the indenture with the consent of the holders of a majority of the aggregate principal amount of the outstanding debt securities of each series affected by the amendment. However, SRAC may not make any amendment without the consent of the holders of each affected debt security then outstanding if that amendment will:

     - permit SRAC to extend the time of payment of any payment on the debt securities, or to reduce the payment, or

     - reduce the percentage of holders of any series of debt securities whose consent is required to amend the indenture. (Article XI)

DEFEASANCE

  Termination of Certain Obligations

     Unless SRAC provides otherwise in the supplement to this prospectus, SRAC may terminate certain of its obligations under the indenture with respect to the debt securities of any series by depositing with the trustee or a paying agent, in trust, any combination of the following in an amount sufficient to pay the principal, any premium and each installment of interest on the debt securities of such series on the dates such payments are due:

     - money;

     - securities backed by the full faith and credit of the United States of America that the issuer cannot call or redeem (if the debt securities with respect to which SRAC is terminating certain of its obligations are denominated in U.S. dollars);

     - certain depository receipts for any non-callable and non-redeemable securities backed by the full faith and credit of the United States of America, or for a specific payment of interest on or principal of any such securities, issued by a bank or trust company as custodian (if the debt securities with respect to which SRAC is terminating certain of its obligations are denominated in U.S. dollars); or

     - other securities that, when deposited in trust, alone or in combination with other items in this list, will result in a nationally recognized rating agency rating SRAC's debt securities in the highest generic long-term debt rating category applicable to debt issued by an issuer that has been released from its obligations to the same extent that SRAC has been (if the debt securities with respect to which SRAC is terminating certain of its obligations are denominated in a foreign currency).

As a prerequisite to establishing the trust, in addition to certain other requirements, SRAC must receive a ruling from the Internal Revenue Service or an opinion of counsel who is not its employee. The ruling or opinion must state that the holders of the debt securities with respect to which SRAC is terminating certain of its obligations will not recognize income, gain or loss for federal income tax purposes as a result of the deposit with the trustee and termination of these obligations. The ruling or opinion must also state that those holders will be subject to federal income tax on the same amount, in the same manner and at the same times as would have been the case if SRAC had not deposited money or securities with the trustee and terminated these obligations. SRAC must also receive an opinion of counsel stating that, after 90 days, either the trust deposit will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally or that the holders' rights would be adequately protected despite the application of such laws to the trust funds.

     Notwithstanding the deposit with the trustee or paying agent and compliance with the additional requirements described above or in the indenture, SRAC's obligations under the indenture to do the following with respect to a series will remain in full force and effect until SRAC has paid the debt securities of such series in full:

     - pay principal, premium (if any) and interest;

     - register the transfer or exchange of the debt securities;

     - replace mutilated, destroyed, lost and stolen debt securities;

     - maintain paying agencies; and

     - hold monies for payment in trust. (Section 13.4)

     If and when the Internal Revenue Service can provide a ruling, or counsel can provide an opinion as described above, without reliance upon the continuation of SRAC's obligations regarding the payment of principal, premium (if any) and interest, then SRAC may discharge the indenture--including its payment obligations--by delivering the ruling or opinion to the trustee and satisfying the other conditions provided for in the indenture. (Section 13.4) Under present ruling positions of the Internal Revenue Service, SRAC cannot obtain such a ruling or opinion.

  Discharge of the Indenture

     SRAC may also discharge the indenture, and all of its obligations under the indenture, with respect to a particular series of debt securities--including its payment obligations--if:

     - all securities issued under the indenture have been canceled or delivered to the trustee to be canceled; or

     - all securities issued under the indenture that have not been canceled

          - have become due and payable in accordance with their terms, or

          - will become due and payable in accordance with their terms within one year, or

          - will be called for redemption within one year under arrangements that satisfy the trustee.

To discharge the indenture in these circumstances, SRAC must deposit trust funds with the trustee in an amount sufficient to pay all principal, interest and premiums on the outstanding securities until they mature or are redeemed. SRAC must also deliver a certificate of one of its officers and an opinion of counsel, each stating that SRAC has complied with all conditions precedent to the satisfaction and discharge of the indenture. (Section 13.1)

REGARDING THE TRUSTEE

     The Chase Manhattan Bank, which is a trustee under the indenture, performs other services for SRAC.

                              PLAN OF DISTRIBUTION

     SRAC may sell its debt securities to or through underwriters, directly to other purchasers or through agents. SRAC anticipates offering its debt securities directly to brokers or dealers, investment companies, insurance companies, banks, savings and loan associations and trust companies or similar institutions, and to trusts for which a bank, savings and loan association, trust company or investment adviser is the trustee or is authorized to make investment decisions.

     SRAC may distribute its debt securities from time to time in one or more transactions:

     - at a fixed price or prices, which may change

     - at market prices prevailing at the time of sale

     - at prices related to such prevailing market prices or

     - at negotiated prices.

     The supplement to this prospectus will describe the method of distribution of any particular series of debt securities.

     In connection with the sale of its debt securities, SRAC, or the purchasers of debt securities for whom the underwriters may act as agents, may compensate the underwriters in the form of discounts, concessions or commissions. Underwriters may sell SRAC's debt securities to or through dealers and may compensate the dealers in the form of discounts, concessions or commissions. Dealers may also receive commissions from the purchasers of debt securities, for whom they may act as agents. Pursuant to the Securities Act, the Commission may deem underwriters, dealers and agents that participate in the distribution of debt securities to be underwriters. The Commission also may deem any discounts, commissions or concessions and any profit on the resale of debt securities to be underwriting discounts and commissions under the Securities Act. The supplement to this prospectus will identify any such underwriter or agent and will describe any such compensation.

     SRAC may enter into agreements to indemnify underwriters, dealers and agents that participate in the distribution of its debt securities against certain liabilities, including liabilities under the Securities Act.

                                 LEGAL OPINION

     Unless otherwise specified in the supplement to this prospectus, Nancy K. Bellis, an Assistant General Counsel of Sears, will pass upon the legality of the debt securities for SRAC.

                                    EXPERTS

     Deloitte & Touche LLP, independent auditors, have audited the annual financial statements that are incorporated by reference in this prospectus, as stated in their reports that are also incorporated by reference in this prospectus. SRAC and Sears have incorporated by reference their financial statements in reliance upon the reports of Deloitte & Touche LLP given upon their authority as experts in accounting and auditing.

     With respect to the unaudited interim financial information contained in the Quarterly Reports on Form 10-Q for Sears and SRAC, which are incorporated in this prospectus by reference, Deloitte & Touche LLP have applied limited procedures in accordance with professional standards for a review of such information. However, as stated in their reports included in the Quarterly Reports on Form 10-Q for Sears and SRAC and incorporated by reference in this prospectus, they did not audit and they did not express an opinion on such interim financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche LLP are not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their reports on the unaudited interim financial information because those reports are not "reports" or a "part" of the registration statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Securities Act of 1933.

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                                  $300,000,000

                         SEARS ROEBUCK ACCEPTANCE CORP.

                        6.50% NOTES DUE DECEMBER 1, 2028

                             ---------------------
                             PROSPECTUS SUPPLEMENT
                             ---------------------

                              MERRILL LYNCH & CO.

                            BEAR, STEARNS & CO. INC.
                             CHASE SECURITIES INC.
                              GOLDMAN, SACHS & CO.
                               J.P. MORGAN & CO.
                           MORGAN STANLEY DEAN WITTER

                               NOVEMBER 19, 1998

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